SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For September 2014

Commission File Number 0-28800
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DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of September 2014, incorporated by reference herein:

<u>Exhibit</u>

99.1 Release dated September 5, 2014, entitled "FURTHER CAUTIONARY ANNOUNCEMENT."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


DRDGOLD LIMITED


Date: September 5, 2014   By: <u>/s/ Themba Gwebu</u>
                Name: Themba Gwebu
                Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
Interest Rate Issuer code: DRDI
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
("**DRDGOLD**" or the "**Company**")

FURTHER CAUTIONARY ANNOUNCEMENT

Further to the terms and cautionary announcement dated 25 July 2014, shareholders are advised that the *pro forma* financial information relating to the disposal of the underground mining and prospecting rights held by East Rand Proprietary Mines Limited, and related assets, have not yet been finalised ("**Financial Effects**").

Accordingly, shareholders are advised to continue exercising caution when dealing in the Company's securities until the Financial Effects are fully disclosed on SENS.

Johannesburg
5 September 2014

Sponsor and Debt Sponsor
One Capital